Filed by Caremark Rx, Inc.

pursuant to Rule 425 under the

Securities Act of 1933 and deemed

filed pursuant to Rule 14a-12 of

the Securities Exchange Act of 1934

Subject Company: Caremark Rx, Inc.

Commission File No.: 001-14200

Caremark /CVS

Moderator: Nancy Christal

November 1, 2006

4:30 p.m. ET

Operator

Good afternoon, ladies and gentlemen. Welcome to the conference call to discuss the merger of equals CVS and Caremark. At this time, all participants are in a listen-only mode. After statements by Mac Crawford, Chairman, President and CEO of Caremark, and Tom Ryan, Chairman, President and CEO of CVS, we will conduct a question and answer session. If you would like to pose a question during this time, please press star then the number one on your telephone key pad. If you would like to withdraw your question press the pound key. Please limit your questions to one, so we can get through as many questions as possible. Please note that today’s teleconference call is being recorded. I would now like to turn the call over to Nancy Christal, Vice President of Investor Relations of CVS. Nancy, please go ahead.

Nancy Christal—CVS Corporation—VP IR

Thank you. Good afternoon, everyone, and thanks for joining us on such short notice today. This call is to discuss the merger of equals announced today between CVS and Caremark. In addition, both companies have released their earnings press releases for your information. CVS and Caremark will each hold a prerecorded earnings call tomorrow morning, at 8:30 a.m. and 10:30 a.m. eastern time, respectively. At that time, you will hear details of our earnings. We want to focus today’s discussion on the merger.

I’m here with Mac Crawford, Chairman, President and CEO of Caremark, and Tom Ryan, Chairman, President and CEO of CVS. Before we begin, our attorneys have asked me to read this safe harbor statement.

During this presentation, we will make certain forward-looking statements relating to the prospects of each of CVS, Caremark and the pro forma combined entity and to the business combination transaction involving CVS and Caremark that are subject to risks and uncertainties that could cause actual results to differ materially. For all such forward-looking statements, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. We strongly recommend that you become familiar with the specific risks and uncertainties that are outlined for you under the captions for both companies’ most recent reports on Forms 10-K and 10-Q, entitled “Cautionary Statement Concerning Forward-Looking Statements. We also urge you to become familiar with all of the transaction-specific risks that we identify in any filing that either company may make relating to the business combination under either Rule 425 of the Securities Act of 1933 or Rule 1486 of the Securities Exchange Act of 1934.

Now, I’m happy to turn this over to Caremark’s Chairman, Mac Crawford.

Mac Crawford—Caremark Rx, Inc.—Chairman, President and CEO

Let me also welcome all of you on the call today. We appreciate, again, you getting on with short notice and joining us. I’m going to go through just a few minutes talking about our view of the transaction and go through some of the financial terms of the deal and turn it over to Tom at that point and then let him, as well, give his view of, particularly, the strategic rationale of what we’re doing. I want to tell you that we’re very pleased to be here today with Tom to talk about the planned merger, which, frankly, we believe will set a new standard for how pharmacy services are delivered in this country. Tom and I will walk you through the rationale behind the combinations, the benefits that it offers to the shareholders, consumers, employees, as well as the payors in this country in the healthcare delivery system before turning it over and taking your questions.

Let me give you just a brief snapshot of the transaction, which is structured as a merger of equals. Under the terms of the agreement, Caremark’s shareholders will receive 1.67 shares of CVS for each Caremark share. The exchange ratio approximates a 90-day average ratio of the two companies’ closing stock prices. Once the transaction is closed, which we expect to occur in the next 6 to 12 months, subject to the customary regulatory and shareholder approvals, CVS shareholders will own approximately 54.5% of the combined company, while Caremark shareholders will own approximately 45.5%. The company will be called CVS Caremark Corporation and will be listed on the New York Stock Exchange. The transaction is designed to be a pure merger of equals. I will serve as the company’s chairman; and Tom will become the President and CEO, while the board will be equally split among appointees from each company. David Ricker, who is the CVS CFO, will be the Chief Financial Officer of the combined company. And the current Caremark COO, Howard McLure, will serve as President of Caremark Pharmacy Services business. The company, which will be named CVS Caremark Corporation, will be headquartered in Woonsocket, Rhode Island, while the PBM business will continue to be headquartered in Nashville, Tennessee.

Very importantly to the rationale for this, before I turn it over to Tom just a second, this deal makes a lot of sense financially, as evidenced by our ability to have both earnings and cash flow to the combined company and generate substantial synergies while creating a platform that will offer new and innovative services, both to the customers and the employers. You will see that in the information that we have sent out to you in the press release today, a very, very strong company from a financial standpoint.

Before I turn it over to Tom, let me just spend a second and give you my view of why this makes sense. Tom and I started talking a year ago, probably, about where we both viewed the strategic direction of healthcare, where we viewed our companies, what we saw going on. And, frankly, I think we were both kind of surprised as we saw each other at different occasions how much, really, our views of the world and our views of where our companies should be going were parallel and the same. This is one of those unique opportunities, I believe, where you’ve got two very strong companies that have structured a transaction to deliver substantial value to the customers that we serve, which include the consumers as well as the payors, and, we believe, will structure very strong long term value to the shareholders of this company. So, when you look at all the things that go on in a deal like this, and there are some intangibles that always come about that are very hard to sit down and put on a piece of paper to show you or show on a financial statement. That’s primarily how people interact with each other, how cultures interact with each other and how the excitement that grows as talks go on and people talk to each other and do due diligence with each other and look and see the opportunities that can be afforded to the marketplace.

I will tell you from my experience and my years that I’ve been doing this— this is one of those unique opportunities, I think, where you’ve got a group of employees and a group of management that are truly excited about the opportunities that they see in front of us and are truly excited, most importantly, about what we can bring to the marketplace that really sets us apart and creates, frankly, I think, a company that does not exist today in healthcare in the United States. That is one that has consumer access as well as payor access, something that is different than what has been there in the pharmaceutical services business and one that will drive value, most importantly, to the consumer and to the payor, which will then translate into value to our shareholders as we move forward. We’re very, very excited about it. Those of you that know me know that I keep a lot of stuff very close to the vest. I don’t show a lot of emotion. But this is one that— I will have to say; this works. This is good. Very seldom do you see things like this come along in your lifetime and have the opportunity, and I think the opportunity we have here in front of us is going to be something that a lot of people are going to sit back and watch and say, wow, over the years as these very strong people that we have working for us will generate what goes on here.

So, Tom, I’ll turn it over to you and let you talk about it a little bit. We’ll come back and take questions in a while.

Tom Ryan—CVS Corporation—President and CEO

I’d also like to thank all of you for jumping on the call at the last minute. We appreciate it.

Obviously, this is a significant deal for our companies and also our industry. So, let me just begin by talking about the transformative nature of this deal and how we believe it addresses the fundamental changes that are occurring in the healthcare industry today.

As Mac said, for some time now, we’ve been talking about the merits of looking at the industry or joining forces, talking about changes in the industry, and how we could participate in that change and kind of lead that change for the consumer and the payor. At the very core of this, our missions are the same. We provide high quality pharmacy services and healthcare to consumers. We have the same vision and the same values and the same focus.

When Mac and I realized, however, that consumers were demanding a change away from the limitations imposed on them by each of our own industries — that’s an important point — the consumer was getting driven by one or the other. They were not allowed, in fact, to have open choice and unparalleled access. We were putting limitations around the consumer. They increasingly want more control over choice, access of how they spend their healthcare dollars. And employers and health plans needed help in managing cost and complexity of healthcare. So, that made the deal, in our minds, logical.

This transaction will not in any way diminish our strong relationships with other partners in both industries. CVS has always partnered with other PBMs and will continue to do so. Caremark has always had strong relationships with drug chains. food stores, independents, and they will continue to do so. Competition in this industry will continue to be robust. This is not about limiting choice for the consumer; this is about expanding choice. Let me be clear. We will continue to have access to nearly 60,000 pharmacies currently under our plan, including, obviously, CVS locations.

One of the things that makes this merger so attractive is that we are combining two of the industry leaders. These are two companies that are strong in their own rights and leaders in each of our industries. We are not doing this from a position of weakness. This, as Mac said, is a transformative deal and one that we think will lead the way in healthcare change in our country. As you know, CVS is the largest retail pharmacy chain, with significant market leadership across the country and over 6,200 stores. In addition, we have PharmaCare, our small PBM that focuses on small and mid employer contracts and has a unique specialty model. Caremark is the premier pharmacy service provider with a strong mail history, integrated specialty business, and a leading disease management offering. Together, we will be uniquely positioned to address new growth opportunities going ahead.

I said this earlier; consumers want more control. You’re going to see more consumerism in healthcare. We need to offer more choices in pharmacy delivery across broader access to pharmacies. We believe consumers will find great comfort in our ability to deliver prescriptions wherever they would like them—mail, telephone, the internet or simply by walking into one of our locations. Essentially, we’re going to be agnostic to where the consumer fills their prescription. Give the consumer what they want, how they want it and where they want it.

So, combining Caremark’s expertise in serving employers with our expertise in serving consumers will help employers and health plans better manage costs and the complexities of the U.S. healthcare system, driving superior outcomes and enhancing value for overall constituencies. Once again, this is all about giving the consumers unparalleled access and choice.

There’s also the benefit on the other side of the [aisle], the payor community. At its most basic level, the combined company will help employers and plan providers deliver the right drug at the right place at the right time. We will be indifferent to how consumers receive their prescription. But we will be able to improve compliance, improve appropriate utilization of drug therapy, with the whole goal of lowering cost and improving healthcare.

At the end of the day, this is about providing low net cost on a per-plan, per-member, per-month, with the lowest cost and the best outcomes for healthcare. This is a whole new model.

Now, obviously, this provides powerful financial benefits to shareholders of both companies. Both companies bring to the table strong ability to realize synergies, improve productivity, and create organic growth. You know, we put together—At CVS, we’ve always talked about deals that—we don’t do deals to give us growth. We do deals that we can grow. This is a growth vehicle. The combined company is going to change the way healthcare, and particularly pharmacy healthcare, is practiced in the country; and that’s how we’re going to grow this business.

We fully expect the merger to be accretive to first full-year’s earnings, and we’ll generate approximately $400 million of identified synergies from areas you’d expect—overhead, purchasing, etcetera. But, the real synergy here is the top line synergy, the revenue synergy. That’s how we’re going to win this game. We are going to give the consumer and the payor an offering that they haven’t had here to fro, so the answer is trying to drive our revenue side of the business, and that’s ultimately where we’re going to have the true synergy. The combined company will also significantly enhance our ability to generate free cash flow, once again, helping fuel our long term growth.

So, I think you can feel; Mac and I are obviously very excited about this. Mergers are always difficult by any standard, but the reason that I feel so comfortable and Mac feels so comfortable is that we share one and the same vision for where this new organization should go, the same vision around where healthcare is headed in this country; and we want to lead that change. And we also have the same values. These two companies picked each other. We were not forced on each other. These two companies picked each other, these two management teams; and we’re excited about the future going forward.

So with that, I will open it up for questions.

Q & A

Operator

At this time I would like to remind everyone, if you would like to pose a question press star then the number one on your telephone keypad. We’ll pause for just a moment to compile the Q&A rosters. Our first question is coming from Lisa Gill from JP Morgan.

Lisa Gill—JPMorgan—Analyst

Mac, as you well know, I’ve always thought of you as being a thought leader within healthcare. I’m just wondering about the timing aspect of this transaction. I know you’ve talked about the fact that the two of you were talking over the last year. But, can you just put a little clarity around the actual timing of the announcement today? Secondly, if you can just talk more broadly about your thoughts on some of the issues that are out there around the industry in general, so both AWP as well as Wal-Mart I mean were those impetus to the two of you coming together finally bringing this to fruition? Thanks very much.

Mac Crawford—Caremark Rx, Inc.—Chairman, President and CEO

I guess, Lisa, if you could clarify for me what your question really is about the timing of the announcement.

Lisa Gill—JPMorgan—Analyst

Yes. It sounds to me like you were talking in the last year, but why announce it today? Have things really heated up in the last couple of weeks?

Mac Crawford—Caremark Rx, Inc.—Chairman, President and CEO

Okay. I got your point now. Any time, I think, that you have transactions like this that are transformative deals, these are things that develop over time. As I said, Tom and I— Obviously, CVS has been a very important part of our retail delivery system for a long period of time. He and I have known each other, and we’d have meetings and talk about what’s going on and what we need to do better and what they need to do better. It was just over a dinner a year or so ago that we were having those discussions. It kind of morphed into much more of a strategic view. As I say, those kind of things germinate over a period of time and take some time to ripen and come about. So, it didn’t just heat up in the last two weeks; it kind of grew and grew and grew. We finally looked at each other and said, hey, it’s time to do this. It’s the right deal to do.

It had absolutely nothing to do, to turn to the rest of your question, with what Wal-Mart does with running a price promotion on generics on a hundred products. It doesn’t have anything to do with AWP. We’ve been working on all this for some time and thinking about it and how does it work and what does it do. No. Those kind of things don’t drive, or didn’t drive, what we do here today. Absolutely not. As a matter of fact, those kind of things are events and occurrences that you go back and — As you know, I’ve been in a number of different sectors in healthcare, and there are always things like that that come up once a year or every other year or four times a year or whatever, whether it’s a change in reimbursement in the hospital system or whatever. Those are just — that’s healthcare, and that’s part of it.

To the contrary, though, and if you look at it, this transaction really allows us and gives us so much flexibility in the products and services that we’ve put together that—responding to changes in the healthcare system and the strength of this company it’s going to be a company with over $70 billion in revenues. You look at the market cap. You look at the cash flow generation. This will allow us to do a lot of very creative, neat things to deliver long term value to, most importantly, the customers, but, most importantly, the shareholders as well, because that’s what translates into shareholder value. So, no; this didn’t have anything to do with the Wal-Mart and whatever they may or may not have done or an AWP kind of announcement.

Tom Ryan—CVS Corporation—President and CEO

Lisa, I would just echo that. This is a transformative deal. By their nature, they just take a long time to put together. The due diligence is—it was a big decision for Mac and I and our boards. That, just by its nature, takes a while. These other issues—we’re talking about making structural change in the healthcare industry. These issues around price promotion of, like Mac said, a hundred drugs weren’t even on our radar screen.

Operator

Our next question is coming from Meredith Adler from Lehman Brothers.

Meredith Adler—Lehman Brothers—Analyst

This is Ivy sitting in for Meredith. Could you talk a little bit about what will be involved in integrating these two companies? Who does what? How do things get done? And, does this get in the way of completing the integration of the Sav-On/Osco acquisition and fixing up Eckerd?

Tom Ryan—CVS Corporation—President and CEO

As you know, this deal will probably take some time from an approval standpoint, somewhere between 6 to 12 months. We’ve essentially completed the Eckerd integration. As you know, we did that in July of ‘04. We’re still achieving some of the benefits there. The Sav-On/Osco deal, in another—we basically completed all the systems integration. We’re doing about 35 stores a week during the first quarter of ‘07. We should be complete with all the remodels, and then we’ll obviously introduce the store. So, we still have work to do. But the heavy lifting for Sav-On and Osco will be completed by the first quarter. So, from that standpoint, that will not be a distraction. And then, we’ll be working together to integrate both PBMs, obviously, PharmaCare integrated into the Caremark PBM and all that means. And then, thinking about the real win here is thinking about putting together new products and new services that the combined company can offer. That’s what we’re going to spend a lot of time working on. We both have—Mac’s team has done a great job with advanced PCS, integrating PBMs. We’ve done the job of integrating the retail. So, the expertise, the technology and the experience is there. That we don’t think will be an issue at all.

Unidentified Participant

Thank you.

Operator

Our next question is coming from Tom Gallucci from Merrill Lynch.

Tom Gallucci—Merrill Lynch -Analyst

Two questions. First, you’ve talked a lot about the transformative nature of the deal and expanded possibilities. I was wondering if you could put a little context or a little concrete, giving real examples of some of the things that you’re thinking about, without giving away the store. Then, Mac, a question I’ve encountered all day— CVS, rightly or wrongly, has been a little lower multiple stock compared to Caremark in the last few years. How do you view 45% ownership in what’s been a lower multiple company in the past? Do you expect that multiple to get better? How would you put that in context for people? Thanks.

Tom Ryan—CVS Corporation—President and CEO

Let me take the first one, and Mac can address the second. There is obviously some proprietary information here that we don’t want to get into for the reasons that you cited. Let’s just take a basic offering. The consumer right now has to make a choice of retail or mail. And, sometimes, there may be an issue when they don’t want the prescription delivered to their home. Well, now they could have it delivered to the store. Or, if a physician starts a patient on a new medication and they’re not sure the patient can tolerate the medication, they don’t need to get 90 days. They could go to a CVS store and get a starter dose. Or, if a patient forgets to order their medication, they could go into CVS and pick it up. Or, a senior citizen orders a medication through the mail but wants to talk to a pharmacist. So, those are some basics. Another basic is, at CVS, when a consumer or a patient comes into our pharmacies, we have a view of that patient’s medication record in our pharmacies, in our 6,200 stores. With this combination — with the Caremark combination, we’ll have a total view of the patient’s medication profile, wherever they get prescriptions. So, just that alone will improve the compliance, reduce adverse reactions, improve appropriate therapy. So, just those two alone, and that’s just kind of the low hanging fruit. Then you start thinking about using MinuteClinic, wellness programs, disease management programs, face-to-face interaction with the pharmacists. There are enormous opportunities here. Ours will not be—the difficult part will not be getting the ideas; it will be skinning them down to the really important ones that we can effect change in the healthcare system because we are not wanting for opportunities or programs or products or services. That’s for sure.

Mac Crawford—Caremark Rx, Inc.—Chairman, President and CEO

Dealing with the multiple question, that’s— when you look at the power of these two combined companies and you look at where our multiple is and you look where CVS’ multiple is, frankly, I think they’re probably not all that far apart today. They’re fairly close together. But, I look at this. If we do the job right and get everyone to understand what we’re doing but, most importantly, get the customer to understand what we’re doing, both the consumer as well as that payor that we’re out selling to, the power of what we can drive and deal through and what the growth opportunities are —As Tom said, the real story here is we’re going to have synergies through savings and purchasing and all that. But, man, where the real power of this is is people better run hard to try to catch up with us in the marketplace. What we can deliver to that payor and to that consumer will be so unique, in our opinion, and so different that — you guys decide where the multiples are. I don’t have a whole lot to do with that, and Tom doesn’t either. We try to run our business every day and generate cash flow and generate good things for the consumer that we deal with. We do that well. I think you all will look at us and say this company is truly different and deserves a superior valuation in the marketplace. That’s really my view of where this thing goes to and what we do. That’s one of the reasons why we’re so excited about it.

Tom Gallucci—Merrill Lynch—Analyst

I appreciate your perspective, Mac. Thanks.

Operator

Our next question is coming from Mark Husson from HSBC.

Mark Husson—HSBC-Analyst

Just talking about the revenue opportunity, I can see that the combined business model is a very easily marketable solution to healthcare payors. But, as far as CVS is concerned, how do you get extra sales out of the relationship actually in the stores? From what you’ve said about mail order, presumably, without creating a preferred network, if you open up mail order to 90-day retail, there’s a chance those consumers will wander into a Walgreen’s store and do that prescription. So, where’s the juice in terms of CVS sales?

Tom Ryan—CVS Corporation—President and CEO

Well, we think about the — we’re looking at — that’s one of the issues we have to look at, the combined company; and we have to think about it as CVS Caremark, the corporation. When we go into the market, we’re looking at being a low cost provider to the payor. From the consumer standpoint, we want to give the consumers, Mark, what they want when they want it. You will remember the discussions we had around drive-throughs. If we put in drive-throughs, it was going to keep traffic out of the front end of our stores. 30% of our prescriptions go through the drive-through, where we have them. In fact, you can see our front store comps. We think it builds loyalty in the consumer.

We’ve experimented with this with our Daimler Chrysler contract or our Connecticut contract, where we’ve come to bundled services for the employees around front-end products, around discounts on supplements, around vitamins, private labels. We think combining that, plus giving the consumer what they want when they want it, will drive more customers into our store in the long run. But, listen, at the end of the day, if other pharmacies can make these offers and can put products together, we want as many people playing in this as possible. We think this is a game changer. It’s changing the way the industry offers pharmacy and pharmaceutical services. For years, we’ve had one industry just looking at the payor, and we’ve had one industry just looking at the consumer. No one has taken a holistic view, end to end. That’s what this combination is going to do, and we think that will, obviously, take share, grow our business, both in mail, retail and the front end of our stores.

Mark Husson—HSBC-Analyst

Tom, if you look holistically at the consumers’ healthcare needs, if you were to put a number on that in terms of dollars every year, do you think that CVS Caremark dollars would be a cheaper number than the way that the industry has been organized in the past?

Tom Ryan—CVS Corporation—President and CEO

I think overall—it’s hard to think about it like that, Mark. I think the payor will get more value for the dollar spent. When you think about that around compliance, better utilization, better view, more disease management, more education. I think from that standpoint, a dollar spent in this organization is going to be more productive and more efficient than a dollar spent elsewhere. So, I guess, the answer would be yes.

Mark Husson—HSBC-Analyst

Great. Thank you very much.

Operator

Our next question is coming from John Heinbockel from Goldman Sachs.

John Heinbockel—Goldman Sachs -Analyst

How do you eliminate channel conflict—essentially, Walgreen’s or Wal-Mart or Rite-Aid being concerned about doing business with Caremark or the other PBMs treating CVS disadvantageously? How do you—?

Tom Ryan—CVS Corporation -President and CEO

We do it now, John. There’s retail PBMs out there now, and we have our own PBM. We deal with Medco and with Express and all the PBMs. This is a competitive industry. People want access. You can’t go to market and limit what you’re going to do for the consumer. So, it’s a kind of unique process. We’re competitors and customers in many ways. But there’s obviously the appropriate firewalls up between competitive firewalls. But, all these—the interaction. Mac deals with, obviously, all the retailers; and we deal with all the PBMs. We’ll continue to do so. We don’t see a conflict.

Mac Crawford—Caremark Rx, Inc.—Chairman, President and CEO

Yes, I mean, it’s all about the consumer. It’s about access; it’s about choice. We hope that we set a standard that everyone drives to, and that will improve the delivery system in this country if we do that. We’ll improve—this may sound motherhood and apple pie, but we’re going to make things better, we believe, for the consumer and for the payor of this model. We deal with and have 60,000 stores in our retail network today. We don’t expect that to be decreased by what we do. No. We want to make it better, and we want people to strive to improve what they’re doing across the whole spectrum.

Tom Ryan—CVS Corporation—President and CEO

I want to make this clear. This is not about Caremark and 6,000 CVS stores. That’s not what this deal is about. Sure, we think we’re going to have an offering. Sure, we think we can combine it. We think we can have some products that are unique in the marketplace. But we think others can do that too. So, we want everybody to play in this; we just want to lead the change instead of reacting to it.

Operator

Our next question is coming from Robert Willoughby from Banc of America.

Robert Willoughby—Banc of America—Analyst

I’m probably not going to make any friends with this one, but I’m not really getting this one. You’re a B2B business model, PBM growth accelerating, but you’re merging with a slower growth entity, lower return entity. You bought back some stock at some higher valuations than what you’re selling for here, and you’ve always marketed successfully against the captive PBMs in the past. So, a combination now on the promise of serving the consumer here really doesn’t make a whole lot of sense to me at these valuations.

Mac Crawford—Caremark Rx, Inc.—Chairman

Well, that’s why they make chocolate and vanilla, I guess. Some people like things, and some people don’t like things. We look at it, and I’ll have to say; I think you can look at both of our track records. We’ve not been failures, and we’ve been leaders, and we’ve succeeded, and we stayed in front of the industry of what we’re doing from a strategic standpoint. That is what, in our opinion, this deal does. It’s not done out of a weakness. It’s not done out of a necessity to do it. Yeah, you’re right. we’re doing well, and our earnings are doing well. You saw the earnings release that we put out. That’s when you do transactions like this. You don’t do it when you’re weak and when you have to do something because you’re falling along behind the marketplace. We’re not stupid people, and we understand the businesses that we run. We understand the markets that we have. Yes, we have been a B2B. But I will tell you; my customers today are wanting me to be a B2C because they want their consumer involved in the healthcare decision making process. They are frustrated, and the only way that they have to do it today is to put more of the financial burden on their employee or on their plan participant. They’re doing that out of frustration that nothing else has worked.

Robert Willoughby—Banc of America—Analyst

Isn’t that effective, though, Mac? I’m paying a hell of a lot more for my drugs. It seems to be working from Banc of America’s standpoint.

Tom Ryan—CVS Corporation -President and CEO

Wait until you see the new offering.

Mac Crawford—Caremark Rx, Inc.—Chairman, President and CEO

It may be even better than what you see besides that. I hear what you say, Bob. I respect you; you’re a smart guy too. But, we run our businesses, and we know what our businesses are. We think that this is a transaction that makes an awful lot of sense. When you look at what you’re trying to achieve and what we’re trying to achieve from the healthcare delivery standpoint and from the consumer standpoint, we’ve been thrust right in the middle of being a B2C through the Medicare Part D program. This is doing nothing but improve that. So, there will be skeptics, and I accept that and I understand it. But, that’s okay. This is a very, very strong company that you’re going to see here.

Tom Ryan—CVS Corporation—President and CEO

I know you didn’t ask, Bob, but we obviously have a view of the consumer and, we think, obviously, getting closer to the payor and understanding the payor and going with one voice to talk about how this thing looks across the continuum, end to end. You will see some offerings that you just cannot do alone that would not be effective in an alliance or a partnership. You need to have one company thinking about the technology that cuts across both companies. At the end of the day, we obviously both feel this is a win/win.

Operator

Our next question is coming from Larry Marsh from Lehman Brothers.

Larry Marsh—Lehman Brothers—Analyst

Just a couple of follow ons. First, Mac, you issued your Q3 results tonight. It looked above expectations. When would you anticipate issuing your outlook for ‘07, and are you in a position to talk more specifically about any impact from the proposed AWP litigation at this point?

Mac Crawford—Caremark Rx, Inc.—Chairman, President and CEO

As far as ‘07, we will coordinate with CVS on that. I think they’ve typically done that earlier, or in the first part of the new year. I think just from the standpoint— it will probably be February or so when that comes about. We’ll talk more about ‘07 from that standpoint.

As far as the AWP, the situation — approximately 90% of the relationships that we have with the customers have the ability to change to a different pricing source or to change so that it mitigates any kind of changes like this that take place. Obviously, we feel that we’re in a very good position. I will also say the reality is that you’re going to have some customers that want to negotiate with you. That’s what will happen. I think something that people need to sit back and think about here a little bit is that we said this wasn’t driven by what happened with Wal-Mart. It wasn’t driven by what happened with AWP. At the same time, though, the fact that we’ve announced a deal like this with two companies that have always had a lot of AWP pricing ought to tell you what we think about where we stand vis a vis that situation.

Larry Marsh—Lehman Brothers—Analyst

Meaning you’re confirming your comfort in how you can manage through that?

Mac Crawford—Caremark Rx, Inc.—Chairman, President and CEO

Yes. We’re going to manage it. We manage through a lot of stuff. There’s going to be some things you work through and you manage through. But it’s also something that we’ve anticipated from a contracting standpoint of when you have changes in the marketplace and things like this. I’m also just being realistic in saying some people are going to still want to negotiate and talk. But, that’s part of what we do every day when we contract with customers. You have to think about things like, too, that you’ve got a third of your book of business that renews every year. So, you’re going to renegotiate new contracts. It’s there, and it’s something we’ve got to deal with. I’m not trying to minimize it, but it’s one of those things that as a management team you manage through.

Larry Marsh—Lehman Brothers—Analyst

Okay. And just a follow up. Are you in a position to specify any more detail on this $400 million of operating synergies, and are you commenting about what could be your first-year benefit?

Mac Crawford—Caremark Rx, Inc.—Chairman, President and CEO

I think that at this point in time, we’re going to stick with just the broader number. Over time, more clarity will be developed from this.

Tom Ryan—CVS Corporation—President and CEO

It’s the mix. You expect a lot of purchasing and overhead and some consolidation and operating efficiencies.

Mac Crawford—Caremark Rx, Inc.—Chairman, President and CEO

It’s a little hard to say what exactly the first-year benefit will do because you don’t know when the transaction is exactly going to close. Some of it will be in when in the year it takes place vis a vis negotiations and other things you have going on.

Tom Ryan—CVS Corporation—President and CEO

One thing we have found out — when we looked at both — due diligence on both companies, we’ve always met or exceeded our synergy targets.

Larry Marsh—Lehman Brothers—Analyst

Is it fair to say a decent amount of that is coming through combined cost savings on drug spending or drug purchasing, or is it just a preliminary?

Tom Ryan—CVS Corporation—President and CEO

Yes. It’s a mix of the cross section. It’s brands, generics — it’s a lot.

Mac Crawford—Caremark Rx, Inc.—Chairman, President and CEO

Yes, but it’s not new programs and stuff like this.

Larry Marsh—Lehman Brothers -Analyst

And, finally, and I’ll shut up— Mac, are you committing—? How long are you committing to being Chairman of the combined company, or is that an open-ended commitment on your part?

Mac Crawford—Caremark Rx, Inc.—Chairman, President and CEO

That’s open-ended to make sure that we do what we need to do to grow this business and be successful like it needs to be. You all know me, folks. I like to work. I work hard and work a lot. Before, someone asked the question, “Why are you Chairman? Why is Tom the CEO?” We just deal with that. A couple of things that are a reality. I don’t have any retail experience, guys. Whether We talk about new models, and there’s going to be a new model; but we still have 6,000 retail stores. Tom is also a pharmacist. Tom has been a leader in this space. We don’t see a difference in duties in what we do. Yes; he’s going to be the CEO, and he’s got to do everything every day. But, I’m right there to make sure that what has to happen. The thing that, I think, I’m extraordinarily proud of is the quality of the management team that we’ve got at Caremark. They’re the ones that do the heavy lifting, anyway. I take myself maybe way too seriously sometimes what I do because they’re the ones that make it work.

Operator

Our next question is coming from Patricia Baker from Merrill Lynch.

Patricia Baker—Merrill Lynch—Analyst

Just with respect to that heavy lifting and the work, are you able to quantify at all what you think the integration costs might be that will be incurred with this?

Tom Ryan—CVS Corporation—President and CEO

We think we totaled $150 around the integration costs.

Patricia Baker—Merrill Lynch—Analyst.

Okay. Thanks a lot.

Operator

Our next question is coming from Kemp Dolliver from Cowen and Company.

Kemp Dolliver—Cowen and Company—Analyst

A question for each of you, and that is what is the one thing that, say, Mac, that CVS has that you couldn’t replicate in your business? And, the same question for Tom with regard to the Caremark business, that’s relevant to driving this merger?

Mac Crawford—Caremark Rx, Inc.—Chairman, President and CEO

Without spending an inordinate amount of capital, and I don’t know that I could even do it if I did that, I can’t replicate those 5 million people that walk into these stores every day that are the consumers that are looking for healthcare solutions. I don’t have that consumer orientation, which is what I believe the marketplace is driving to. It’s what all of healthcare is driving to. That’s the simplest thing. There’s more than one thing that I can’t replicate, but when I look and say we really have got to figure out how to be closer to the consumer.

If you look at a lot of the products that we put in over the last two years, they have all been, or the vast majority of them, either to support Medicare Part D, which is the consumer-based plan, or to support consumer-driven healthcare, or just realizing that we have got to do a better job of communicating with that participant and that consumer on a day-to-day basis about their healthcare and what they do. When I look at this and say I can only take my products and programs so far to be able to deal with that consumer, and this is what I need to do, in my opinion, to continue to grow the business.

The payors are looking for solutions. They want help. They want better healthcare for their employees or for their families. This is a system that is very complicated and, some people say, broken in this country from how hard it is now to navigate and what to do.

I’m a little bit off the topic here, but the power of what these two companies can, as one, can put together from the standpoint of taking to the payor and taking to the consumer is just extraordinary. I will tell you; get my people together, and we’ve had discussions in the management teams, it’s just fun to watch the ideas that are coming out of this. That’s going to be the power of this.

Tom Ryan—CVS Corporation—President and CEO, President and CEO

Kemp, the short answer from our side is just the realm—the payors—access to the payors. We needed to get closer to the payors. We needed to help shape some of the products and some of the solutions that Mac talked about. We didn’t have that ability. We had some of that, obviously, in PharmaCare, but we didn’t have the size. That’s the other piece. Mac talked about the stores. We would talk about the lives. Just the sheer size of 90 million lives that Caremark has — it would take a long time for us to get that. So, the short answer is just the lives, the ability to service those lives and then just access to the payors that we didn’t have before to provide a solution. We do have products and services, whether it’s in-store counseling, whether it’s MinuteClinics, whether it’s the pharmacy, programs that we put in place around compliance and persistency and disease management. But, we never had access to those. So, that’s why it was a natural fit for us.

Mac Crawford—Caremark Rx, Inc.—Chairman, President and CEO

I think something that exponentially grows as a result of this, too, is the analytical ability. All of you know—those of you that follow us know that I believe very strongly that analytics will continue or will drive and play a bigger part in how we treat, what we understand, what we can do to patient populations. We’ve got a couple hundred people doing nothing but analytics day in and day out. I think when you take and look at the information that CVS has and what they know about their consumers and their customers and combine it with what we know about ours, it is going to be a very, very powerful analytical platform with information that was difficult for us to get access to.

Tom Ryan—CVS Corporation -President and CEO

Quite simply, we couldn’t afford to put 200 analysts on with the size of our PBM. It’s kind of that simple. This gives us that ability.

Kemp Dolliver—Cowen and Company—Analyst

Great. Thank you.

Operator

Our next question is coming from Deborah Weinswig from Citigroup.

Deborah Weinswig—Citigroup—Analyst

Congratulations. Tom, can you talk a little bit about how Caremark and PharmaCare will be integrated?

Tom Ryan—CVS Corporation—President and CEO

Well, we’re obviously in the process of discussing that now. We have some time as we go through the approval process. But, we’ll look to take the best of each. PharmaCare has a lot of clients out there. It has mail order facilities. It has specialty clinics, client service groups, consumer call centers. We’re going to look to see where we can, obviously, have some savings; but, at the same time, drive more revenue. This is not a cost game. The old adage—we’re not going to save our way to success here. There are synergies that we’re going to get. But we’re going to look at it on a piece-by-piece basis.

The most important issue that we want to make sure is that we don’t drop the ball with our clients. We all have to make sure that we’re servicing our clients, and that’s the piece that Mac has been stressing time and time again. So, we’ll look to the obvious places around the integration. As you know, the headquarters for the pharmacy services group will be in Nashville.

Mac Crawford—Caremark Rx, Inc.—Chairman, President and CEO

Let me follow on with that too. I think it’s important to note. PharmaCare, if you look at their customer base, and this is one of the things which is very attractive to us, their customer base has, with a few exceptions, been primarily a smaller customer. That has not been Caremark’s customer base. So, this potentially opens up, given the size, and the expertise of what we do, a new customer base that we can go to. We think on the specialty side, when you look at the 50-plus pharmacies that ProCare has for the specialty business, and you look at our specialty footprint, you get very excited about now having those retail outlets for the specialty business, where ours has been a mail-order business in the past. So, a lot of things that— it’s integration, but it’s integration on how you grow the top line.

Deborah Weinswig—Citigroup -Analyst

That’s very helpful. Just a last question. Both of you talk about this being a transformative deal. Can you talk about, from the customers’ perspective, what will they see and how you will also communicate—? Tom, you gave some examples about how you’ll better serve the customer. Can you talk about—I know it’s still early—but some of the communication process there?

Tom Ryan—CVS Corporation—President and CEO

We have face-to-face communication in our stores that we’ll be able to communicate with the customer. We have vehicles around broadcast or ROPs. Then, we have the marketing materials that we’ll have with the payors as we develop new programs. But, it will take place overtime. What we want to make sure we stay focused on is maintaining quality service that both companies provided for their clients; then work on the integration and make sure that we look at it in the appropriate way and not lose some business to Mac’s point. We have some businesses that Caremark was not in, and we want to make sure that we sustain those businesses and then develop new products and services. But, we feel pretty good about it.

And the consumer marketing will not be the issue. Marketing is what we do well to the consumer. That’s kind of what we do. That’s the B2C, if you will. We think we’ll be in pretty good shape around that.

Deborah Weinswig—Citigroup—Analyst

Okay. Great. And, one thing; congratulations, Tom and Mac.

Operator

Our next question is coming from David Magee from SunTrust Robinson.

David Magee—SunTrust Robinson—Analyst

Just a question with regard to the market share opportunity. You talked about the expansion of products and solutions. My question is, to be accretive in year one, how important is that to be successful in the near term to make that happen? In other words, will one plus one equal three in the near term?

Tom Ryan—CVS Corporation—President and CEO

It’s not contingent on that in the near term. As I said, the synergies will help us in the near term as we build new products and services. As you know, there’s lead cycles in this business, and some of them take time. As Mac said, some of these contracts 30% of the contracts are renewed each year. So, we’ll be putting the programs together. There are programs that Caremark has in place that can just be enhanced. This is not about just opening up and starting from scratch. You just can’t believe the enthusiasm and the creativity that we get when we put the management teams together, just thinking around the due diligence on this. For the first year, we don’t need a lot of that, but we’re still going to be working on it.

David Magee—SunTrust Robinson—Analyst

Thank you. Good luck.

Operator

Our next question is coming from Larry Robbins from Glenview Capital.

Larry Robbins—Glenview Capital—Analyst

The market reacted negatively to the announcement, and we’re shareholders of both companies. We were and have been for quite some time. I think that the reason the market reacted negatively to the announcement is because, in the last six weeks, there’s been two externalities, one in Wal-Mart and another in AWP, the companies reported better earnings, there’s been some confusion about the ultimate long term impact, and the market has taken this merger, which you yourselves called transformative, as potentially a negative harbinger for the future competitive environment. Can you just address, so that we all understand as shareholders—? Is this a need to do or a nice to do, and particularly with respect to—relative to Caremark? Given the balance sheet flexibility that we had, given the fact that the stock was trading at below 16 times forward earnings and has traded at 19 times historically, given the fact that the company’s been an aggressive share repurchaser, and you’ve continued to raise guidance, why is this the superior alternative to other alternatives right now?

Mac Crawford—Caremark Rx, Inc.—Chairman, President and CEO

Again, as we said earlier, this deal was not done as a defensive deal or a have-to deal by anybody. It wasn’t like Wal-Mart announced $4 a share or $4 a pill or whatever it was—prescription; excuse me—only generics, or that AWP—and we woke up and said, “Oh, my God. Tom and I got to go run and do a deal that we’ve never thought about before.” That’s just nonsensical. I can go back, say, when the stock was trading here or trading there—I can go back four or five months ago, and the stock was at $42 a share, where it had traded down to. Then it jumped way back up again. So, points in time come and go, and that’s just the reality of what it is. This is a transaction that we’ve worked on for a while and for a time. It’s one that we have believed in. It is one that, again, I think people ought to take some comfort that these two guys did this deal. They’re saying “so what these other two events happened in the marketplace, AWP and the fact that you’ve got Wal-Mart doing what they’re doing?” That’s not driving what we’re doing or why we’re doing this. This is a deal that makes a tremendous amount of sense on a long term basis. This is not a short term, can we pop the stop kind of play, or let’s wait and see if we can’t find a more opportune time for where our stock prices trade or whatever. That’s not how you do long term, strategic value-creating deals. There comes the right time in the marketplace— As I said, I could have gone back several months ago, five or six months or whatever it was, and you’d have said we’d been trading even less than what we traded today. That’s the vagaries of the market, and that’s just the thing that you deal with. This is a story about two great companies coming together that don’t need to do a deal, that are very strong; but also say we are going to lead the marketplace. We’ve been leaders of the marketplace. We’re going to stay leaders in the marketplace. People are going to try to catch us.

Tom Ryan—CVS Corporation—President and CEO

I think— I can’t say it any better than Mac. These were actually just distractions during our discussions. I mean that wholeheartedly. We’ve been talking about this a long time, and, all of a sudden, Wal-Mart came in with $4 generics. It reminded me of the drugstore.com days—that, when they came out, that we were just going to be put out of business. We’ve been as open and honest as we can about we’re not losing share; we’re gaining share from these customers and the mass merchants. So, it’s not an issue. Mac addressed the AWP issue. This is about two companies listening to their customers, listening to their payors, listening to their walk-in customers—two companies that have the same vision, that have strength of balance sheet, that have strength of management, that have foresight and vision; and we’re going to lead the way. This is not about a retail price promotion from one of our competitors. This is talking about significant change. So, that’s how we thought about it, and it was just noise that kind of distracted us, if you will.

Mac Crawford—Caremark Rx, Inc.—Chairman

Also, if you talked about — you say what the stocks did today. One day, also, is not an accurate gauge of where you’re going and what you’re doing. But, the fact is somehow this deal got leaked. It came out, and we had not had approval by our board yet. Therefore, the market’s sitting there with total misinformation that we couldn’t fix, other than to put a release out saying, yes, we are having discussions and we will get something out to you when we know something. You have to look at—A great part of the day here was filled with uncertainty and people not knowing what in the world was going on. Let’s see what the stock does next year, next month, next week—whatever the people want to look at and measure. This is done to do the right thing for our customers and for our shareholders.

Operator

Our next question is coming from Mark Wiltamuth from Morgan Stanley.

Mark Wiltamuth—Morgan Stanley—Analyst

Tom, as you’ve gone out marketing PharmaCare products to payors, you come with a 30-day retail product, a 90-day mail product and a 90-day retail products. And they’ve also offered some discounts for customers on the CVS front end. Do you think that kind of strategy is where you’re headed with the PBM offering?

Tom Ryan—CVS Corporation—President and CEO

That’s some of the strategy, but that’s really just very small, the surface of the strategy for us. We’ve actually been successful doing that bundling and making it—really, we’re indifferent to where the consumer would get it. This obviously allows us to do it across a bigger base of lives. But, that’s just the start. What we really want to do is change—we will have an entire view of the consumer here, with their medication management, disease management, wellness programs. It’s hard to explain what MinuteClinic has meant in our stores and to our customers and to corporate customers. That is just a piece, and those are the easy ones, the kind of low hanging fruit, as I mentioned earlier. There are others that we’ll begin to use.

Mark Wiltamuth—Morgan Stanley—Analyst

Could you address transparency for the payors? I think in the past there’s been a little frustration on the payors’ part. They can’t tell how much of their dollar is going to the pharmacy and how much is going to the PBM. Maybe if you could talk about that on an industry perspective.

Tom Ryan—CVS Corporation—President and CEO

Our position has always been low net cost to the payor, whatever that means. We could talk about transparency, and there’s semantics and definition around transparency. At the end of the day, both of our companies, and I know Mac feels this—we want to give the payor the best possible program at the lowest possible cost. That’s what they look at. They look at their overall net costs. In this case, we look forward—it is not just about reducing drug costs; it’s about reducing healthcare costs. You can make a case that improving compliance, the appropriate utilization of drugs will reduce overall healthcare costs. We get so shortsighted in this country around trying to limit the amount of medication someone can have when, in fact, it will reduce hospitalizations, reduce surgeries, reduce emergency room visits. But, we need to document that. We need metrics around that. Mac and the Caremark team have it. We have [inaudible]. We need to show that we have measurements around the outcomes that payors will believe. We’re beginning to do it. That’s where we want to take this. We’re about a healthcare play, not totally a pharmaceutical product play.

Mark Wiltamuth—Morgan Stanley—Analyst

And those services are delivered at the store level? That’s the idea?

Tom Ryan—CVS Corporation—President and CEO

Yes; at the store level, at mail, at consumers, at MinuteClinic—absolutely. Yes.

Mark Wiltamuth—Morgan Stanley—Analyst

Okay. Thank you, and congratulations.

Tom Ryan—CVS Corporation -President and CEO

Thanks a lot. We’ll take one more question.

Operator

Our next question is coming from Ed Kelly from Credit Suisse.

Ed Kelly—Credit Suisse—Analyst

Congratulations on what I think is a smart deal. Just to play devil’s advocate for a moment, given the specter of transparency, changes to AWP, increased government involvement, I think one could make the argument that PBM margins are at peak now. What are your thoughts on this? How did it factor into your decision? And, are you better able to manage these risks as a combined entity?

Mac Crawford—Caremark Rx, Inc.—Chairman

I guess I’ll point you to my earnings release that just came out. Everybody’s told me that my margins had peaked every year I’ve been in this business. That’s—I’ll let history speak for itself, and I’ll let our results speak for itself from that standpoint. From the standpoint of is this a stronger entity? No doubt. Look at the size that the company will be. It’s big. It’s got a lot of—the size really equates to products and services that can be offered to people. Yes. Will we be able to respond to changes differently and, I think, more aggressively and in different manners? If you just look at the tool kit that you have now that you carry around in the back of a pickup truck—in the south, they use that as an analogy—it’s a lot bigger tool kit than you had before. I just think that it’s exponentially—it’s not just one plus one equals two. It’s something far, far beyond what we have had today, if we do it right. We’ve got to do it right. That’s why we’ve got to integrate it right, and that’s why we’ve got to build these marketing teams, and that’s why we’ve got to build these product development teams that give us the products that the payors want to pay for and the consumers want to use. So, I think it just makes us a stronger entity as we do this.

Tom Ryan—CVS Corporation—President and CEO

I would just add to the tool kit that we keep in our BMWs [inaudible] that the combined entity positions us well with the changes currently going on in healthcare today. It allows us to work through those changes because of just the size of our entity and how we can look at it. But, the future is the key. The combined companies will allow us to lead the change in the future. That’s what we’re really looking at. Certainly, we’ll be able to weather some of the changes that Mac alluded to earlier, which, by the way, we’ve all weathered over the last 20 years, and we’ll continue to weather. It’s all about looking at your companies and trying to get better and better. This is about two good companies that have formed one great company. I couldn’t be more excited about it, and I know I speak for the entire management team at CVS. I know Mac and his management team feel the same. We’re excited to get on with it.

Mac Crawford—Caremark Rx, Inc.—Chairman

I totally echo what Tom has just said. This is about the future, folks. This isn’t about the past. This isn’t about playing defense. It’s about playing offense.

Tom Ryan—CVS Corporation -President and CEO

Okay. Thank you all very much, and we appreciate the time today. We’lI be, I’m sure, talking some more in the future. Thanks very much.

Mac Crawford—Caremark Rx, Inc.—Chairman

Thanks, folks.

Operator

Thank you. This concludes today’s CVS and Caremark merger announcement conference call. You may now disconnect, and have a nice day.

* * *

Cautionary Statement Regarding Forward-Looking Statements

This document contains certain forward-looking statements about CVS and Caremark. When used in this document, the words “anticipates”, “may”, “can”, “believes”, “expects”, “projects”, “intends”, “likely”, “will”, “to be” and any similar expressions and any other statements that are not historical facts, in each case as they relate to CVS, Caremark or the combined company or the transaction, are intended to identify those assertions as forward-looking statements. Such statements include, but are not limited to, statements about the benefits of the merger, information about the combined company, including expected synergies and projected revenues and cash flows, combined operating and financial data, including future financial and operating results, the combined company’s objectives, plans and expectations, the likelihood of satisfaction of certain closing conditions and whether and when the merger will be consummated. These statements are based upon the current beliefs and expectations of management of CVS and Caremark and are subject to a number of factors that could cause actual outcomes and results to be materially different from those projected or anticipated. These forward-looking statements are subject to numerous risks and uncertainties. The following factors, among other things, could cause actual results to differ from the forward-looking statements in this document: (1) the companies may be unable to obtain stockholder or regulatory approvals in a timely manner, if at all; (2) the businesses of CVS and Caremark may not be integrated successfully or as quickly as expected; (3) cost savings and any other synergies or cash flows from the merger may not be fully realized or may take longer to realize than expected; (4) the transaction may involve unexpected costs; (5) the businesses and results of operations of CVS and Caremark may suffer as a result of uncertainty surrounding the transaction; and (6) the industry may be subject to future regulatory or legislative action. Other unknown or unpredictable factors also could have material adverse effects on future results, performance or achievements of the two companies. In light of these risks, uncertainties, assumptions and factors, the forward-looking events discussed in this document may not occur. You are cautioned not to place undue reliance on these forward-looking statements which speak only as of the date stated, or if no date is stated, as of the date of this press release. Risk factors affecting the businesses of each of CVS and Caremark are set forth in, and may be accessed through, each company’s filings with the SEC. These and other factors relating to the merger will be available in the joint proxy statement/prospectus to be filed with the SEC.

Important Information for Investors and Stockholders

CVS and Caremark will file a joint proxy statement/prospectus with the SEC in connection with the proposed merger. CVS and Caremark urge investors and stockholders to read the joint proxy statement/prospectus when it becomes available and any other relevant documents filed by either party with the SEC because they will contain important information.

Investors and stockholders will be able to obtain the joint proxy statement / prospectus and other documents filed with the SEC free of charge at the website maintained by the SEC at www.sec.gov. In addition, documents filed with the SEC by CVS will be available free of charge on the investor relations portion of the CVS website at http://investor.cvs.com. Documents filed with the SEC by Caremark will be available free of charge on the investor relations portion of the Caremark website at www.caremark.com.

CVS, and certain of its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of CVS in connection with the merger. A description of the interests of CVS’s directors and executive officers in CVS is set forth in the proxy statement for CVS’s 2006 annual meeting of stockholders, which was filed with the SEC on March 24, 2006. Caremark, and certain of its directors and executive officers may be deemed to be participants in the solicitation of proxies from its stockholders in connection with the merger. A description of the interests of Caremark’s directors and executive officers in Caremark is set forth in the proxy statement for Caremark’s 2006 annual meeting of stockholders, which was filed with the SEC on April 7, 2006.

If and to the extent that any of the Caremark or CVS participants will receive any additional benefits in connection with the merger that are unknown as of the date of this filing, the details of those benefits will be described in the definitive joint proxy statement/prospectus relating to the merger. Investors and stockholders can obtain more detailed information regarding the direct and indirect interests of CVS’s and Caremark’s directors and executive officers in the merger by reading the definitive joint proxy statement/prospectus when it becomes available.